UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): October 16, 2023

IROQUOIS VALLEY FARMLAND REIT, PBC

(Exact name of issuer as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

708 Church Street, Suite 234, Evanston, IL	60201
(Full mailing address of principal executive offices)	(ZIP Code)

(847) 859-6645

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 3. Material Modifications to Rights of Securityholders

Amendment to Certificate of Incorporation

On October 16, 2023, Iroquois Valley Farmland REIT, PBC (the “Company”) filed a Certificate of Amendment to the Company’s Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Amendment”). The Amendment effected a forward stock split of the shares of the Company’s common stock at a ratio of eight-for-one (8:1) (the “Stock Split”). The Stock Split does not affect the designation of the stock or the par value for the Company’s common stock, which remains at $0.01 per share.

In addition to the Stock Split, the Amendment increased the authorized shares of common stock of the Company from 1,000,000 to 3,000,000.

The foregoing is a summary of the Amendment and is qualified in its entirety by reference to the full text of the Amendment, which is attached hereto as Exhibit 2.5.

Exhibits

2.5**	Certificate of Amendment of Certificate of Incorporation of Iroquois Valley Farmland REIT, PBC

** Filed herewith

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section titled “Risk Factors” in the Company’s Offering Statement, as amended, on Form 1-A POS dated May 18, 2023, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

2

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IROQUOIS VALLEY FARMLAND REIT, PBC

By:
Mark D. Schindel
Chief Financial Officer

Date: October 20, 2023

3